EYES 4 LIVES, INC.

A CALIFORNIA CORPORATION

BYLAWS

ARTICLE I.
SHAREHOLDERS

SECTION ONE. ANNUAL MEETING.

An annual meeting of shareholders shall be held each year on the fifteenth day of May at 10:00 a.m., unless that day should fall on a legal holiday, in which event the meeting shall be held at the same hour on the next succeeding business day that is not a legal holiday. The annual meeting shall be held at the principal executive office of the corporation or at any other place within or without California as may be determined by the board of directors and designated in the notice of the meeting.

SECTION TWO. SPECIAL MEETINGS.

Special shareholders' meetings may be called for any purpose. Such meetings may be called at any time by any of the following: the Chief Executive Officer, the President, or any two directors (if there are more than one in office). On the written request of any person or persons entitled to call a special meeting, the secretary shall inform the board of directors as to the call, and the board shall fix a time and place for the meeting. If the board fails to fix the time and place, the meeting shall be held at the principal executive office of the corporation at a time fixed by the Secretary.

SECTION THREE. ACTION BY WRITTEN CONSENT.

Any action required by law to be taken at a shareholders' meeting, except for the election of directors, and any other action that may be taken at a shareholders' meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on that action were present and voted, if the consents of all shareholders entitled to vote were solicited in writing.

SECTION FOUR. NOTICE OF MEETINGS.

Written notice stating the place, day, and hour of the meeting and, in the case of a special meeting, the general nature of the business to be transacted, must be given to each shareholder of record entitled to vote at the meeting, not less than ten (10) nor more than sixty (60) days before the date of the meeting either personally or by mail or other means of written communication (including email, if properly acknowledged by the intended shareholder recipient), addressed to the shareholder at the address of the shareholder appearing on the books of the corporation or given by the shareholder to the corporation for the purpose of notice. If an address does not appear or is not given, notice must be sent to the address of the principal executive office of the corporation or may be given by publication at least once in a newspaper of general circulation in the county in which the principal executive office is located. The notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by other means of written communication. An affidavit of mailing of any notice in accordance with the provisions of this section executed by the secretary, assistant secretary or any transfer agent shall be prima facie evidence of the giving of the notice.

SECTION FIVE. QUORUM.

The presence, at any shareholders' meeting, in person or by proxy, of persons entitled to vote a majority of the shares of the corporation then outstanding shall constitute a quorum for the transaction of business. In determining whether the quorum requirement for a meeting has been met, any share that has been enjoined from voting or for any reason cannot be lawfully voted shall not be counted.

SECTION SIX: PROXIES.

Every person entitled to vote at a shareholders' meeting of the corporation, or entitled to execute a written consent authorizing action in lieu of a meeting, may do so either in person or by proxy executed in writing by the shareholder or by an authorized attorney in fact. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy.

SECTION SEVEN. VOTING.

Except in elections for directors, in which each shareholder shall have the right to cumulate votes, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a shareholders' meeting. The affirmative vote of the majority of shares represented at a meeting at which a quorum is present shall be the act of the shareholders unless the vote of a greater number or a vote by classes is required by the articles of incorporation, these bylaws, or the laws of California.

SECTION EIGHT. ORDER OF BUSINESS.

The order of business at the annual shareholders' meeting and, insofar as possible, at all other meetings of shareholders, shall be as follows:

(a.)   Call to order;

(b.)   Proof of notice of meeting;

(c.)   Reading and disposing of any unapproved minutes;

(d.)   Reports of officers;

(e.)   Reports of committees;

(f.)   Election of directors;

(g.)   Disposition of unfinished business;

(h.)   Disposition of new business; and

(i.)   Adjournment.

ARTICLE II.
BOARD OF DIRECTORS

SECTION ONE. GENERAL POWERS.

Subject to the limitations of the articles of incorporation, these bylaws, and the California General Corporation Law (California Corporations Code §§100 et seq.) concerning corporate action that must be authorized or approved by the shareholders of the corporation, all corporate powers shall be exercised by or under the authority of the board of directors, and the business and affairs of the corporation shall be controlled by the board.

SECTION TWO. NUMBER, TENURE, QUALIFICATIONS, AND ELECTION.

The board of directors shall consist of one person (1) who need not be a shareholder of the corporation. The number of directors may be increased or decreased from time to time by approval of the outstanding shares. Directors of the corporation shall be elected at the annual shareholders' meeting, or at a meeting held in lieu of that meeting as provided in Article I of these bylaws, and shall serve until the next succeeding annual meeting and until their successors have been elected and qualified.

SECTION THREE. MEETINGS.

(a.)   The board of directors shall hold an organizational meeting immediately following each annual shareholders' meeting. Regular meetings of the board of directors shall be held at the times as shall be fixed from time to time by resolution of the board.

(b.)   Special meetings of the board may be called at any time by the Chief Executive Officer, the President, or the Secretary, or, if the all of the foregoing officers are absent or are unable or refuse to act, by any Vice President or by any member of the board.

(c.)   Any action required or permitted to be taken by the board of directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing signed individually or collectively by all members of the Board. Such consent shall be filed with the regular minutes of the Board.

SECTION FOUR. QUORUM AND VOTING.

A majority of the authorized number of directors shall constitute a quorum for the transaction of business, and the acts of a majority of directors present at a meeting at which a quorum is present shall constitute the acts of the board of directors.

SECTION FIVE. VACANCIES.

A vacancy on the board of directors, except a vacancy occurring by the removal of a director, may be filled by the vote of a majority of the remaining directors, even though less than a quorum is present. Each director so elected shall hold office for the unexpired term of his or her predecessor in office. Any directorship that is to be filled as a result of an increase in the number of directors must be filled by election at an annual or special shareholders' meeting called for that purpose.

SECTION SIX. REMOVAL.

The board may declare vacant the office of a director who has been declared of unsound mind by an order of court or who has been convicted of a felony, as defined in California Penal Code §17.

The entire board or any individual director may be removed from office without cause by a vote of those shareholders holding a majority of the outstanding shares entitled to vote at an election of the director or directors concerned; provided, however, that unless the entire board is removed, no individual director may be removed when the votes cast against removal, or not consenting in writing to that removal, would be sufficient to elect such director if voted cumulatively at an election at which the same total number of votes cast were cast (or, if that action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of the director's most recent election were then being elected.

If the office of a director is so declared vacant or if the board or any one or more directors be so removed, new directors may be elected at the same meeting.

SECTION SEVEN. COMPENSATION.

Directors, who are not employed as officers of the corporation or including directors also serving the corporation in another capacity and receiving separate compensation for that service, shall be entitled to receive from the corporation as compensation for their services as directors. Such reasonable compensation as the board may from time to time determine, and shall also be entitled to reimbursement for any reasonable expenses incurred in attending meetings of directors.

SECTION EIGHT. INDEMNIFICATION.

The corporation shall indemnify all persons who have served or may serve at any time as officers or directors of the corporation and their heirs, executors, administrators, successors, and assigns, from and against any and all loss and expense, including amounts paid in settlement before or after suit is commenced, and reasonable attorney fees, actually and necessarily incurred as a result of any claim, demand, action, proceeding, or judgment that may be asserted against any such persons, or in which these persons are made parties by reason of their being or having been officers or directors of the corporation. This right of indemnification shall not exist in relation to matters as to which it is adjudged in any action, suit, or proceeding that these persons are liable for negligence or misconduct in the performance of duty and in any case the right to indemnification pursuant to these Bylaws shall be subject to the approval of a majority of disinterested directors *or* shareholders.

ARTICLE III.
OFFICERS

SECTION ONE. ENUMERATION OF OFFICES.

The corporation shall have as officers a Chief Executive Officer, a Chief Financial Officer, and a Secretary. The board of directors, in its discretion, may appoint a chairperson of the board, a President, one or more additional Vice Presidents, one or more assistant secretaries, one or more assistant financial officers, and such other officers as the business of the corporation may require ("Principal Officers").

SECTION TWO. POWERS AND DUTIES.

The powers and duties of the several officers shall be as provided from time to time by resolution or other directive of the board of directors. In the absence of such provisions, the respective officers shall have the powers and shall discharge the duties customarily and usually held and performed by like officers of corporations similar in organization and business purposes to this corporation.

SECTION THREE. ELECTION AND TERM OF OFFICE.

The principal officers of the corporation shall be elected by the board of directors at its organizational meeting immediately following the annual shareholders' meeting or as soon after that meeting is practicable. Subordinate officers may be elected from time to time as the board sees fit. Each officer shall hold office until his or her successor is elected and qualified, or until his or her resignation, death, or removal.

SECTION FOUR. REMOVAL.

Any officer may be removed from office at any time, with or without cause, on the affirmative vote of a majority of the board of directors. Removal shall be without prejudice to any contractual rights of the removed officer.

SECTION FIVE. VACANCIES.

Vacancies in offices, however occasioned, may be filled by election by the board of directors at any time for the unexpired terms of those offices.

SECTION SIX. SALARIES.

The salaries of all officers of the corporation shall be fixed from time to time by the board of directors. No officer shall be disqualified from receiving a salary by reason of also being a director of the corporation and receiving compensation for that service.

ARTICLE IV.
STOCK CERTIFICATES

SECTION ONE. FORM.

The shares of the corporation shall be represented by certificates signed by the President and the Secretary. Any or all of the signatures may be facsimile.

SECTION TWO. TRANSFERS.

The transfer of shares of the corporation shall be made in the manner specified in the California Uniform Commercial Code (Uniform Commercial Code §§8101 et seq.). The corporation shall maintain share transfer books, and any transfer shall be registered on those records only upon the request and surrender of the endorsed certificate representing the transferred shares. The board of directors may appoint one or more transfer agents or transfer clerks and one or more registrars as custodians of the transfer book, and may require all transfers to be made with and all share certificates to bear the signatures of any of them. The corporation shall have the absolute right to recognize as the owner of any shares issued by it for all proper corporate purposes, including the voting of the shares and the issuance and payment of dividends on the shares, the person or persons in whose name the certificate representing the shares stands on its books. However, if a transfer of shares is made solely for the purpose of furnishing collateral security, and if this fact is made known to the Secretary of the corporation, or to the corporation's transfer agent or transfer clerk, the record entry of the transfer shall state the limited nature of that transfer.

ARTICLE V.
AMENDMENTS

These bylaws may be altered, amended, or repealed by the majority vote of the board of directors.